Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

On July 24, 2018, Rite Aid Corporation (the “Company”) distributed the following letter to certain of its supplier partners concerning the merits of the proposed merger with Albertsons Companies, Inc.:

July 24, 2018

Dear Rite Aid Supplier Partners,

This morning, we announced that Rite Aid has sent a letter to shareholders in connection with the proposed merger with Albertsons Companies, Inc. The letter answers certain frequently asked questions from investors and outlines key reasons why the Rite Aid Board and management team believe the proposed merger is in the best interest of shareholders.*

The full letter, which is included in the press release below, also highlights Rite Aid’s recommendation that shareholders vote FOR the transaction.

Shareholders of record as of June 22, 2018, are eligible to vote on the proposed merger with Albertsons Companies, Inc. For additional information about the proposed merger and how to vote your shares, please visit www.riteaid-albertsons.com.

As we continue pursuing this strategic transaction, thanks for all you’re doing to help us deliver great experiences to our valued customers. We look forward to working together in strengthening Rite Aid as a trusted destination for health and wellness in the communities we serve.

Sincerely,

John Standley	Kermit Crawford
Chairman and CEO	President and COO

* Press release incorporated by reference

Press Release

For Further Information Contact:

INVESTORS:	MEDIA:
Byron Purcell	Ashley Flower
(717) 975-5809	(717) 975-5718

FOR IMMEDIATE RELEASE

RITE AID SENDS LETTER TO SHAREHOLDERS OUTLINING KEY REASONS PROPOSED MERGER WITH ALBERTSONS IS IN THE BEST INTEREST OF ITS SHAREHOLDERS

Recommends Shareholders Vote FOR the Transaction with Albertsons

CAMP HILL, Pa. — (July 24, 2018) — Rite Aid Corporation (NYSE: RAD) today announced that it has sent a letter to shareholders in connection with its proposed merger with Albertsons Companies, Inc. (“Albertsons”). The letter answers certain frequently asked questions from investors and outlines key reasons the Rite Aid Board and management team believe the proposed merger is in the best interest of shareholders, and highlights Rite Aid’s recommendation that shareholders vote FOR the transaction.

The full letter to shareholders is available at https://bit.ly/2ObNkVe and the text is included below.

RITE AID’S BOARD AND MANAGEMENT TEAM ANSWER YOUR QUESTIONS

Dear Rite Aid Shareholder:

As the August 9, 2018 Special Meeting to approve the proposed merger with Albertsons Companies (“Albertsons”) approaches, we have been in regular discussions with our shareholders regarding the benefits of the transaction. As we have engaged in these discussions, a number of important questions have arisen. For the benefit of all our shareholders, we have collected some of the most frequently asked questions and provided responses below. We hope these responses provide clarity as you consider your support for the transaction.

Rite Aid’s Board and management team are committed to this transaction and believe it is the best option for Rite Aid shareholders. We recommend shareholders vote FOR the merger and position Rite Aid to capture compelling, long-term value for shareholders and customers that we believe the merger creates. For additional information about the proposed merger and how to vote your shares, please visit riteaid-albertsons.com.

Frequently Asked Investor Questions

Q: Why is Albertsons the right partner for Rite Aid?

A: The merger with Albertsons accelerates Rite Aid’s strategic and financial transformation, significantly enhancing our scale and diversification and improving our growth prospects, financial strength and ability to deliver compelling long-term value in the face of the rapidly evolving retail healthcare landscape.

Together with Albertsons, we will be uniquely positioned to deliver value for shareholders and customers based on the key attributes of the combined entity summarized below:

•                  Differentiated leader in Food, Health and Wellness with expected ~$83 billion in revenues and 40+ million customers per week

•                  Best-in-class omni-channel retail experience, strong loyalty program and compelling technology capabilities to build strong customer relationships

•                  Increased local-market scale to better compete in markets where scale matters, with highly recognizable brands

•                  Strengthened presence in key existing markets with #1 or #2 position in 66% of combined metropolitan markets

•                  Substantial merger synergies and revenue opportunities, strong and diversified cash flow, reduced leverage and attractive growth outlook

Q: How did Rite Aid arrive at the decision to merge with Albertsons? Is it possible that another buyer will emerge?

A: The decision to merge with Albertsons followed a series of robust discussions that Rite Aid’s Board and management team have engaged in over the past several years, including certain discussions with an extensive list of third parties, around a range of strategic options for Rite Aid. These strategic options included a potential sale of EnvisionRxOptions, Rite Aid’s pharmacy benefit manager, and remaining a stand-alone company.

After careful review by the full Board, Rite Aid determined a transaction with Albertsons delivers superior value and greater certainty than other alternatives. We thoroughly analyzed the growth and value creation opportunity presented by the proposed combination with Albertsons against the expected value creation opportunities of other alternatives. Taking all of this into account, a Board subcommittee that excluded our Chairman and CEO negotiated certain of the financial terms of the Albertsons merger within a framework established, reviewed and monitored by the Board, and the full Board actively directed and oversaw the negotiations and unanimously approved the transaction. We are confident that this merger with Albertsons is the best option for Rite Aid shareholders.

With regard to the possibility of another third party emerging with an alternative transaction, we can’t speculate on the actions of others, but no proposals have been received since the merger agreement with Albertsons was announced.  We believe that the $65 million break-up fee, payable in the event of a superior transaction pursuant to the merger agreement, is not a significant impediment to potential interested third parties.

Q: Why is now the right time for a merger with Albertsons?

A: Rite Aid has worked hard to defend and improve its competitive position in the face of a range of industry headwinds — including increased competition, drug reimbursement rate pressure, and market consolidation. This merger accelerates Rite Aid’s efforts to better leverage our existing competitive advantages and create new ones by transforming the business strategically and financially and providing shareholders with the opportunity to realize significant value anticipated from the combination. In a time of unprecedented disruption across the retail healthcare environment, Rite Aid and Albertsons together create a top-five food and drug retailer with improved scale, a more diversified business and a stronger market position to compete more effectively today, and over the long-term.

Q: Does Albertsons have a track record of performance which makes them a good partner for Rite Aid?

A: Albertsons has demonstrated outstanding growth over the past five years, having grown from just 192 stores with revenue of $4 billion in fiscal 2012(1) to 2,318 stores with revenue of $60 billion in fiscal 2017. While difficult industry conditions prevailed in much of fiscal 2017, with unprecedented deflation and heightened competitive promotional activity, this has largely since abated. Albertsons has rebounded with solid year-over-year improvements in sales and EBITDA results in the past two quarters. In the first quarter of fiscal 2018, Albertsons exceeded its internal expectations, and is on track to achieve its adjusted EBITDA guidance for fiscal 2018 of $2.7 billion. (2)

Albertsons’ performance is a product of the company’s efforts to enhance the customer experience through investments in the omni-channel platform, improving digital marketing, loyalty and e-commerce efforts, strengthening their innovative Own Brands portfolio, as well as successful execution of their cost reduction efforts.

As shareholders of approximately 30% of the combined company, Rite Aid shareholders are poised to benefit from Albertsons’ strong financial momentum in addition to the other compelling strategic and financial benefits of the transaction.

Shareholders Will Benefit from Albertsons’ Financial Momentum

	Year-Over-Year Change
	Q4 2017	Q1 2018
Identical Store Sales(3)	0.6%	0.2%
Adjusted EBITDA	$25MM	$44MM

Q: Rite Aid just delevered — won’t this transaction increase the company’s leverage?

A: The transaction results in a lower leverage ratio on a combined basis, including synergies, and a clear path to further leverage reductions in the future. The annual adjusted EBITDA for the combined company is estimated to be $3.7 billion including synergies,(4) which implies a leverage ratio of 3.8x — lower than Rite Aid’s current standalone leverage ratio of 4.8x. Importantly, based on the stronger and more diversified free cash flow of the combined business, we expect to reduce leverage to less than 2.75x within 36 months of closing while also continuing to invest in the business.

Combination Results in Lower Leverage(5)

Leverage Ratio
Rite Aid Standalone	4.8x
Pro Forma	3.8x
Pro Forma in 36 Months	<2.75x

Q: What will I receive for my Rite Aid shares as a result of the transaction?

A: Upon closing, Rite Aid shareholders will own ~30% of a larger, stronger company that is better positioned to accelerate Rite Aid’s transformation. This ~30% ownership stake results from a carefully considered and thoughtfully negotiated exchange ratio at which Rite Aid shares will convert to shares (or shares and cash if shareholders elect that option) in the combined company. Specifically, under the terms of the agreement, for every 10 Rite Aid shares, Rite Aid stockholders will have the right to elect to receive either one share of Albertsons stock plus $1.832 in cash or 1.079 shares of Albertsons.

In addition to the equity share in the combined company, Rite Aid shareholders will have the opportunity to realize potential upside value estimated to be $650 million based on the $375 million in cost synergies expected to be realized from the transaction.

Vote Your Shares Today

No matter how many shares you own, please sign and return the enclosed proxy card and vote FOR the proposal to approve this combination with Albertsons, and the compelling value creation opportunities it presents.

This is a pivotal moment regarding Rite Aid’s future, and your vote is important. A failure to vote will have the same effect as a vote AGAINST the merger proposal. In order to pass, the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Rite Aid common stock.

Vote Online	Vote by Phone	Vote by Mail

1.              Look for the web address on your proxy card or voting instruction form

2.              Locate the Control Number on your proxy card or voting instruction form

3.              Access the web address of the voting site

4.              Enter your Control Number and follow the instructions to vote

1.              Locate the Control Number on your proxy card or voting instruction form

2.              Dial the phone number provided on the proxy card or voting instruction form

3.              Follow the instructions to enter your Control Number and your vote

1. Sign and date your proxy card or voting instruction form 2. Return your proxy card or voting instruction form in the postage-paid envelope provided

Please vote using your proxy card today, either online, by phone or by mail. For questions about how to vote your shares, please contact Morrow Sodali, our proxy solicitor at (800) 662-5200 or RAD.info@morrowsodali.com.

Thank you for your continued support and investment in Rite Aid.

Sincerely,

John Standley

Chairman and Chief Executive Officer, Rite Aid Corporation

Michael Regan

Lead Independent Director, Rite Aid Corporation

(1)                                 Albertsons refers to its fiscal years as the calendar year in which its fiscal year began. For example, fiscal 2017 refers to the fiscal year ended February 2018.

(2)                                 Based on FY 2018E (fiscal year ending February 2019) Albertsons management outlook as reported in Albertsons’ Form 8-K filed with the SEC on July 16, 2018. For further information, including a reconciliation of Adjusted EBITDA to operating income, see the reconciliation at the end of this letter or Albertsons’ Form 8-K filed with the SEC on July 16, 2018.

(3)                                 Excludes fuel sales.

(4)                                 On June 27, 2018, Rite Aid provided Adjusted EBITDA and net income guidance for its FY ending February 2019. For further information about this guidance, including a reconciliation of the Adjusted EBITDA range to the net income (loss) range, see the reconciliation at the end of this letter or Rite Aid’s Form 8-K dated June 27, 2018. On July 16, 2018, Albertsons provided a financial outlook for FY ending February 2019. For further information, including a reconciliation of Adjusted EBITDA to operating income, see the reconciliation at the end of this letter or Albertsons’ Form 8-K dated July 16, 2018. Includes expected full run-rate cost synergies of $375mm that Rite Aid and Albertsons believe can be realized by the end of February 2022, with an associated one-time cost of $400mm. Note this does not include revenue opportunities.

(5)                                 Rite Aid net debt of $3.0bn as of June 2, 2018 (excluding proceeds to be realized in the future from the sale of three distribution centers to WBA); Albertsons net debt of $10.6bn as of June 16, 2018. Pro forma net debt excludes proceeds to be realized in the future, refinancing, transaction costs and $200mm potential cash consideration from cash election.

About Rite Aid Corporation

Rite Aid Corporation (NYSE: RAD) is one of the nation’s leading drugstore chains with fiscal 2018 annual revenues of $21.5 billion. The company also owns EnvisionRxOptions, a multi-faceted healthcare and pharmacy benefit management (PBM) company supporting a membership base of more than 22 million members; RediClinic, a convenient care clinic operator with locations in Delaware, New Jersey, Pennsylvania, Texas and Washington; and Health Dialog, a leading provider of population health management solutions including analytics, a multi-channel coaching platform and shared decision-making tools. Information about Rite Aid, including corporate background and press releases, is available through the company’s website at www.riteaid.com.

Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons Companies, Inc. (“Albertsons”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement. The words “expect,” “believe,” “estimate,” “anticipate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as the remaining Ohio Department of Insurance regulatory approval not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve its guidance, its cost-cutting synergies, its incremental revenue opportunities or it may take longer or cost more than expected to achieve those synergies and opportunities; the risk that the market may not value the combined company at a similar multiple to earnings as that applied to the companies that Rite Aid and Albertsons believe should be comparable to the combined company, and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018 filed with the Securities and Exchange Commission (“SEC”) and in the definitive proxy statement/prospectus that was filed with the SEC on June 25, 2018 in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc. There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all. For further information on such transaction, see Rite Aid’s Form 8-K filed with the SEC on March 28, 2018.

The pro forma financial information presented herein has not been prepared pursuant to Article 11 of Regulation S-X or reviewed by either company’s auditors. The pro forma financial information that is included in the definitive proxy statement/prospectus may be materially different from the pro forma information included herein, as such pro forma information does not include any potential synergies.  The pro forma information included herein gives effect to certain synergies that Rite Aid and Albertsons do not expect to be realized in full until February 2022. Expected run-rate cost synergies and revenue opportunities have associated one-time costs of $400 million and $300 million, respectively.

Additional Information and Where to Find It

In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared a registration statement on Form S-4 that included a proxy statement/prospectus. The definitive proxy statement/prospectus was filed with the SEC on June 25, 2018. The registration statement has been declared effective by the SEC. Rite Aid has mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger.  Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP measures

This communication includes certain non-GAAP measures, including EBITDA (Earnings before interest, tax, depreciation, and amortization), Adjusted EBITDA, free cash flow and net debt (collectively, the “Non-GAAP Measures”). These Non-GAAP Measures are performance measures that provide supplemental information that Albertsons and Rite Aid believe are useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing the ongoing operating performance of Albertsons, Rite Aid or the combined company, and thereby facilitate review of its operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to the results of operations of Albertsons, Rite Aid or the combined company may be impacted by the effects of acquisition accounting on its depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, Albertsons and Rite Aid believe these Non-GAAP measures provide helpful information to analysts and investors to facilitate a comparison of their operating performance to that of other companies. A reconciliation of the Non-GAAP Measures to the most directly comparable GAAP financial measures are included at the end of this communication. Additional information regarding these Non-GAAP measures are available in previously disclosed SEC filings of Albertsons, Albertsons Companies, LLC and Rite Aid. The appearance of Non-GAAP Measures in this communication should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. Except as otherwise noted herein, a reconciliation of Non-GAAP Measures has not been provided because such reconciliation could not be produced without unreasonable effort.

Rite Aid — Reconciliation of Net Loss to Adjusted EBITDA (FY Ending February 2019 Guidance)(1)

	FYE February 2019 Guidance Range
($ in millions)	Low	High
Net loss	$(95)	$(40)
Adjustments:
Interest expense	210	210
Income tax benefit	(15)	(10)
Depreciation and amortization	380	380
LIFO charge	35	35
Loss on debt retirements	15	15
Store closings and impairment charges	40	40
Other	45	45
Adjusted EBITDA	$615	$675

Albertsons — Reconciliation of Net Income to Adjusted EBITDA (Q1 Ending June 2018 and Full Year Ending February 2018)(2)

($ in millions)	Q1 Ending June 2018	Full-Year FYE February 2018
Net income (loss)	$(18)	$46
Depreciation and amortization	537	1,898
Interest expense, net	255	875
Income tax benefit	(3)	(964)
EBITDA	$771	$1,855
Adjustments:
Integration costs(3)	71	156
Acquisition-related costs(4)	13	62
Equity-based compensation expense	13	46
Net (gain) loss on property dispositions, asset impairment and lease exit costs	(40)	67
Goodwill impairment	—	142
LIFO expense	(10)	3
Other(5)	(21)	67
Adjusted EBITDA	$816	$2,398

(1)  Source: Rite Aid’s Form 8-K dated June 27, 2018.

(2)  Source: Albertsons earnings release dated July 16, 2018 and Form 10K dated May 11, 2018.

(3)  Related to activities to integrate acquired businesses, primarily the Safeway acquisition.

(4)  Includes expenses related to acquisition and financing activities.

(5)  Primarily includes lease adjustments related to deferred rents and deferred gains on leases. Also includes amortization of unfavorable leases on acquired Safeway surplus properties, estimated losses related to the security breach, changes in our equity method investment in Casa Ley, fair value adjustments to CVRs, foreign currency translation gains, costs related to our initial public offering and pension expense (exclusive of the charge related to the Collington acquisition) in excess of cash contributions, gain/loss on interest rate and commodity hedges, gain/loss on debt extinguishment, and facility closure and related transition costs.

Albertsons — Reconciliation of Operating Income to Adjusted EBITDA (FY Ending February 2019)(6)

	FYE February 2019 Guidance Range
($ in millions)	Low	High
Operating income	$475	$550
Adjustments:
Depreciation and amortization	1,900	1,890
Acquisition and integration costs(7)	155	145
Equity-based compensation expense	45	40
Other adjustments(8)	105	95
Adjusted EBITDA	$2,680	$2,720

(6)  Source: Albertsons Form 8-K dated July 16, 2018.

(7)  Primarily includes forecasted costs related to integration of acquired businesses, acquisitions and amortization of management fees paid.

(8)  Primarily includes forecasted LIFO expense and lease adjustments related to deferred rents and deferred gains on leases and estimated net costs incurred on acquired surplus properties.